Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

DIALOGIC INC.

a Delaware corporation

at

a net price of $0.15 per share

Pursuant to the Offer to Purchase

dated October 24, 2014

by

DIALOGIC MERGER INC.

a wholly owned subsidiary of

DIALOGIC GROUP INC.

and a controlled affiliate of

NOVACAP TMT IV, L.P.

Dialogic Merger Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Dialogic Group Inc., a Canadian corporation (“Parent”) and a controlled affiliate of Novacap TMT IV, L.P., a limited partnership organized under the law of Quebec, is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dialogic Inc., a Delaware corporation (“Dialogic”), at a purchase price of $0.15 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM, EASTERN TIME, ON NOVEMBER 21, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED PURSUANT TO ITS TERMS.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 10, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Dialogic. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Dialogic (the “Merger”), with Dialogic continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. Because the Merger will be governed by Section 253 of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger assuming a successful completion of the Offer and the other transactions contemplated by the Merger Agreement. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Dialogic or by Parent, Purchaser or any other subsidiary of Parent, which Shares shall be canceled without consideration and shall cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholdings. Following the Merger, Dialogic will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. However, the Offer is conditioned upon certain terms set forth in the Offer to Purchase including, among other things: (a) the Merger Agreement not being terminated in accordance with its terms, (b) satisfaction of the Minimum Tender Condition (as described below), (c) receipt of any required consents under the Credit Agreement by and among Dialogic, the lenders that are signatories thereto and Wells Fargo Foothill Canada ULC, dated as of March 5, 2008, as amended, (d) consummation of the Exchange Agreement Transactions as described in Section 12 “The Merger Agreement; Other Agreements” of the Offer to Purchase and (e) the D&O Tail Condition (as defined below). The Minimum Tender Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 pm (Eastern time), on November 21, 2014 (the “Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its subsidiaries, equals at least one Share more than 90% of all Shares then outstanding. The D&O Tail Condition requires the Company to obtain a director and officer insurance policy covering the period from effective time of the Merger to the sixth anniversary date of the effective time of the Merger. The Offer is also subject to other customary conditions as described in the Offer to Purchase.

The board of directors of Dialogic, among other things, has (i) determined that the Merger Agreement, the Agreement to Exchange Tender and Sell, dated as of October 10, 2014, by and among Dialogic, Dialogic Corporation (a wholly-owned subsidiary of Dialogic), Parent, Purchaser, Obsidian, LLC, Tennenbaum Opportunities Partners V, L.P., Special Value Opportunities Fund, LLC, and Special Value Opportunities Fund, LLC (the “Exchange Agreement”) and the the respective transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Dialogic and its stockholders, (ii) approved the Merger Agreement, the Exchange Agreement and the respective transactions contemplated thereby and declared that the Merger Agreement, the Exchange Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Exchange Agreement are advisable and (iii) resolved to recommend that the stockholders of Dialogic accept the Offer and tender all of their Shares pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause the Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: (i) if any Offer condition has not been satisfied or waived, as determined in the Purchaser’s sole discretion, Purchaser may, in its sole discretion (and Parent may cause Purchaser to) extend the Offer for one or more periods of not more than ten business days each (or such longer period as Parent, Purchaser and Dialogic may agree), and (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer, the Schedule TO to be filed by Parent and Purchaser or other required ancillary documents. However, Purchaser is not required to extend the Offer beyond March 10, 2015. Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement (and in any event within two business day of such termination of the Merger Agreement).

Subject to the terms and conditions of the Merger Agreement and applicable law, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Dialogic, Parent and Purchaser are not permitted to (i) decrease the number of Shares sought to be purchased in the Offer, (ii) decrease the Offer Price or change the form of consideration payable in the Offer, (iii) waive or amend the Minimum Tender Condition or the D&O Tail Condition, (iv) impose conditions on the Offer in addition to the Offer conditions set forth in the Offer to Purchase or amend any such Offer condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares or (vi) extend the Expiration Time except as required or permitted by the terms of the Merger Agreement. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with applicable law. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC. Because the Merger will be governed by Section 253 of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

On the terms of and subject to the Offer conditions, promptly after the Expiration Time, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not validly withdrawn prior to the Expiration Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 22, 2014, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal of tendered Shares to be effective, a written or facsimile notice of withdrawal must be actually received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 4 – “Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures. If you hold your Shares in “street name,” you should contact your broker, dealer, commercial bank, trust company or other nominee to determine the steps that you need to take in order to validly withdraw your Shares from the Offer.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Purchaser, the Depositary, Dialogic or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Dialogic has caused its transfer agent to furnish Purchaser with Dialogic’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares in accordance with applicable law. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Dialogic’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 6 – “Certain Material Tax Considerations” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax, legal and financial advisors as to the particular tax, legal and financial consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase, the Letter of Transmittal, and Dialogic’s Solicitation/Recommendation Statement on Schedule 14D-9 contain important information. Holders of Shares should carefully read such documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Depositary at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Depositary. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

(800) 509-0917 (toll-free from the U.S. and Canada)

October 24, 2014